Insured Municipal Income Fund Inc.


     On July 17, 1997 the Fund s shareholders elected board members and ratified the selection of independent auditors. Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on these two proposals since there were no solicitations in opposition to the registrant s nominees and all of the nominees were elected.